Suite 920, 475 West Georgia Street
VANCOUVER, BC V6B 4M9
TELEPHONE: 604.689 -7317 FACSIMILE: 604.688.0094

FOR IMMEDIATE RELEASE

Re-domestication to Canada
Conversion of trading currency over the TSXV from US$ to Canadian$

Vancouver, December 1, 2005 – Luna Gold Corp. (TSXV-LGC.U) (the “Company”) reports that it has changed its jurisdiction of incorporation from the State of Wyoming to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation (“Continuation”). Management determined that the Continuation is in the best interests of the Company and, at a special meeting of the shareholders held on November 14, 2005, the Company’s shareholders unanimously approved the Continuation. Accordingly, Articles of Continuance were accepted for filing by Industry Canada on November 24, 2005, which had the effect of transferring the jurisdiction of incorporation of the Company from the State of Wyoming to Canada. The Company’s CUSIP number for its common shares remains the same (550344 10 5). The Company’s new ISIN number is CA 5503441050. Copies of the Company’s special meeting materials in respect of the Continuation and its new constating documents are available on SEDAR (www.sedar.com).

The TSX Venture Exchange (“TSXV”) has approved the Company’s request that trading of its common shares in Canada be switched from US Dollars to Canadian Dollars. Accordingly, effective at the opening on December 5, 2005, the Company’s symbol on the TSXV will be changed from LGC.U to LGC and all bids and offers will be quoted in Canadian Dollars and all trades will be settled in Canadian Dollars. In order not to prejudice its US shareholders, the Company’s common shares will also continue to trade in the United States over the OTC BB under the symbol “LGCU”.

On behalf of the Board of Directors

LUNA GOLD CORP.

“Tim Searcy”

Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.